UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Dialysis Corporation of America
(Name of Subject Company)

Dialysis Corporation of America
 (Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

252529102
(CUSIP Number of Class of Securities)

Stephen W. Everett
President and Chief Executive Officer
Dialysis Corporation of America
1302 Concourse Drive, Suite 204
Linthicum, Maryland 21090
(410) 694-0500
 (Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:
Michael S. Blass, Esq.
Arent Fox LLP
1675 Broadway
 New York, NY 10019
(212) 484-3900

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of a press release announcing the proposed acquisition of Dialysis Corporation of America (the “Company”) by U.S. Renal Care, Inc. (“USRC”) pursuant to the terms of an Agreement and Plan of Merger dated April 13, 2010 by and among the Company, USRC and Urchin Merger Sub, Inc., a wholly-owned subsidiary of USRC.

FOR IMMEDIATE RELEASE

U.S. RENAL CARE, INC. ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE DIALYSIS CORPORATION OF AMERICA

Strategic acquisition will significantly expand U.S. Renal Care’s provision of outpatient dialysis services

PLANO, TX, and LINTHICUM, MD – April 14, 2010 – U.S. Renal Care, Inc. (“USRC”), a privately-held leading provider of outpatient dialysis services, and Dialysis Corporation of America (NASDAQ: DCAI) (“DCA”), a leading provider of outpatient kidney dialysis centers, announced today that they have entered into a definitive merger agreement for USRC to acquire DCA.

Under the terms of the agreement, USRC, through a subsidiary, will commence a tender offer for all of the outstanding common shares of DCA for $11.25 per share in cash, followed by a merger to acquire all remaining outstanding DCA shares at the same cash price paid in the tender offer. The offer price represents a premium of approximately 72 percent over yesterday’s closing stock price. The transaction is valued at approximately $112 million.

“USRC and DCA have a shared vision that is focused on providing outstanding dialysis services to patients with end stage renal disease,” said Chris Brengard, Chairman and Chief Executive Officer of USRC.  “USRC and DCA each have built strong regional operations and this transaction permits us to build a more efficient and stronger national operation. DCA, like USRC, has a commitment to building joint ventures with nephrologists. We are excited about the possibilities going forward with DCA, and believe that our combined operations will result in continued quality improvement for our patients and value for our stakeholders.”

Upon the closing of the transaction, USRC will provide dialysis services to a base of approximately 5,500 patients through 84 outpatient dialysis facilities across nine states, more than 12 home dialysis programs, and 24 dialysis programs within acute and specialty hospital facilities.

Thomas  K. Langbein, Chairman of the Board of DCA, said, “We believe this transaction will be beneficial to both companies’ physicians, patients, and employees.  For shareholders, the transaction provides a compelling opportunity to realize the value DCA has created.”

Stephen Everett, President and CEO of DCA added, “Combining DCA and USRC creates a stronger enterprise while preserving the cultures of the two companies which focus on quality patient care in partnership with top shelf physicians.”

DCA’s Board of Directors unanimously approved the transaction, which is subject to customary closing conditions, including the valid tender of a majority of the total number of shares of common stock of DCA outstanding on a fully-diluted basis. Directors and executive officers of DCA holding approximately 23 percent of DCA’s outstanding common stock have entered into agreements to, among other things, tender their shares into the tender offer. USRC expects to commence the tender offer promptly and expects the transaction to close in May 2010.

USRC’s financial advisor for the transaction is RBC Capital Markets and its legal advisor is Fulbright & Jaworski, L.L.P. Royal Bank of Canada has delivered to USRC a commitment letter providing fully committed debt financing in connection with the transaction. Three of USRC existing equity sponsors—SV Life Sciences, Cressey & Company, and Salix Ventures—are providing additional equity financing to USRC to support the transaction. DCA’s financial advisor for the transaction is Dresner Partners and its legal advisor is Arent Fox LLP.

About U.S. Renal Care, Inc.

Founded in 2000 by an experienced team of healthcare executives, U.S. Renal Care, Inc. works in partnership with nephrologists to develop, acquire, and operate outpatient treatment centers for persons suffering from chronic kidney failure, also known as End Stage Renal Disease. The company provides patients with their choice of a full range of quality in-center, acute or at-home hemodialysis and peritoneal dialysis services. U.S. Renal Care operates 47 dialysis clinics in Texas and Arkansas. For more information on U.S. Renal Care, Inc. please visit www.usrenalcare.com.

About Dialysis Corporation of America

Dialysis Corporation of America owns and operates freestanding kidney hemodialysis centers located in Georgia, Maryland, New Jersey, Ohio, Pennsylvania, South Carolina, and Virginia, and provides in-hospital dialysis services on a contract basis to certain hospitals located in the those states. The company provides patients with their choice of a full range of quality in-center, acute or at-home hemodialysis services. Other Dialysis Corporation of America press releases, corporate profile, corporate governance materials, quarterly and current reports, and other filings with the Securities and Exchange Commission are available on Dialysis Corporation of America’s website: http://www.dialysiscorporation.com.

Important additional information and where to find it:

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, shares of DCA.  The tender offer for shares of DCA’s stock described in this press release has not yet been commenced.  Holders of shares of DCA are urged to read the relevant tender offer documents when they become available because they will contain important information that holders of DCA securities should consider before making any decision regarding tendering their securities.  At the time the tender offer is commenced, USRC and its acquisition subsidiary will file tender offer materials with the SEC, and DCA will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer.  The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement, will be made available to all holders of shares of DCA at no expense to them.  The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.  Free copies of these documents may also be obtained by mailing a request to the information agent for the tender offer, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022; or by calling toll free at (888) 750-5834 (shareholders) or collect at (212) 750-5833 (banks and brokers).

Contacts:

U.S. RENAL CARE
Thomas L. Weinberg (214) 736-2730
Senior Vice President & General Counsel

DIALYSIS CORPORATION OF AMERICA
Thomas K. Langbein   (201) 288-8220
Chairman of the Board